UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Analex Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number)

Barbara Friedman, Esq., New York Life Capital Partners,

51 Madison Avenue, 31st Floor, New York, New York 10010

(212) 576-7675

Copy to:

Linda E. Ransom, Esq., Dewey Ballantine LLP

1301 Avenue of the Americas, New York, New York 10019

(212) 259-6570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 032653107	SCHEDULE 13D	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Capital Partners II, L.P. I.R.S. #52-2309815
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,500,000* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,500,000*/**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (69.5% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON PN
*	New York Life Capital Partners II, L.P. (“NYL”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYL would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock.
**	As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

CUSIP No. 032653107	SCHEDULE 13D	Page 3 of 27 Pages

1

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            New York Life Capital Partners II, L.L.C., as General Partner of New York Life Capital

            Partners II, L.P.

            I.R.S. #52-2309807

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,500,000* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,500,000*/**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (69.5% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON OO
*	New York Life Capital Partners II, L.L.C. (“NYLGP”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLGP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock.
**	NYLGP acts as the general partner of New York Life Capital Partners II, L.P. (“NYL”). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

CUSIP No. 032653107	SCHEDULE 13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NYLCAP Manager LLC, as Investment Manager of New York Life Capital Partners II, L.P. I.R.S. #13-4091043
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,500,000* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,500,000*/**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (69.5% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON IA, OO
*	NYLCAP Manager LLC (“NYLCAP”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLCAP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock.
**	NYLCAP is a registered investment adviser and acts as investment manager of New York Life Capital Partners II, L.P. (“NYL”). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

CUSIP No. 032653107	SCHEDULE 13D	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Investment Management Holdings LLC I.R.S. #52-2206682
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See 11 below)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by New York Life Investment Management Holdings LLC.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Disclaimed (see 11 above)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 032653107	SCHEDULE 13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Insurance Company I.R.S. #13-5582869
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See 11 below)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by New York Life Insurance Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Disclaimed (see 11 above)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON IC

Reference is made to the Statement on Schedule 13 filed on June 9, 2004 (the “Schedule 13D”) on behalf of (i) New York Life Capital Partners II, L.P., a Delaware limited partnership (“NYL”), (ii) New York Life Capital Partners II, L.L.C., a Delaware limited liability company (“NYLGP”) which is the general partner of NYL and is a wholly-owned subsidiary of NYLCAP (defined below), (iii) NYLCAP Manager LLC, a Delaware limited liability company (“NYLCAP”), which is the investment manager of NYL and is a wholly-owned subsidiary of NYLIMH (defined below), (iv) New York Life Investment Management Holdings LLC, a Delaware limited liability company (“NYLIMH”), which is a wholly-owned subsidiary of NYLIC (defined below), and (v) New York Life Insurance Company, a New York mutual insurance company (“NYLIC”). NYL, NYLGP, NYLCAP, NYLIMH and NYLIC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder. Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1” and, together with the Schedule 13D, this “Statement”) is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“NYL acquired its Senior Subordinated Note and Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business. NYL intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Series B Preferred Stock (as such term is defined below) and/or exercise its Common Stock Warrant or purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers to be advisable.

Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in Item 4 of Form 13D.

Series B Purchase Agreement

On May 28, 2004 (the “First Closing Date”), the Issuer entered into that certain Purchase Agreement (the “Series B Purchase Agreement”) with General Electric Pension Trust (“GEPT”), NYL, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (together, the “Pequot Funds” and, collectively with GEPT and NYL, the “Investors”). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $12 million, the Issuer issued and sold to the Investors (i) $12 million in aggregate principal amount of the Issuer’s secured senior subordinated convertible promissory notes (each, a “Senior Subordinated Note”), the outstanding principal and accrued interest on which are convertible in accordance with their terms into shares of the Issuer’s Series B convertible preferred stock, $0.02 par value per share (the “Series B Preferred Stock”) at a conversion price of $3.50 per share of Series B Preferred Stock (the “Series B Original Issue Price”), which is the closing price of the Common Stock on May 27, 2004, and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that are issued or issuable upon the conversion of the principal amount of the Senior Subordinated Notes (each, a “Common Stock Warrant”). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $3.5 million, NYL purchased a Senior Subordinated Note in the initial principal amount of $3.5 million and a Common Stock Warrant.

Subject to certain approval rights and pursuant to the Series B Purchase Agreement, the Issuer has an option to require the Investors to purchase up to an additional $25 million of shares of Series B Preferred Stock (as Stockholder Approval (as defined below) has been obtained as of September 15, 2004), and additional Common Stock Warrants (the “Issuer Option”), at any one or more times on or prior to May 27, 2005, for the purpose of paying the cost of the acquisition by the Issuer of the stock or assets of one or more companies, in each case with an acquisition value (not including transaction expenses) of at least $10 million (each, an “Issuer Acquisition”). Pursuant to the Series B Purchase Agreement, NYL may be required to purchase up to an additional $7.5 million of shares of Series B Preferred Stock and additional Common Stock Warrants.

As of June 9, 2004 (the date of the filing of the Schedule 13D), the Senior Subordinated Notes were not convertible into shares of Series B Preferred Stock and the Common Stock Warrants were not exercisable to purchase shares of Common Stock. Instead, the Issuer’s existing stockholders, including holders of shares of Common Stock and the Pequot Funds, as the holders of 100% of the Issuer’s Series A convertible preferred stock, $0.02 par value per share (the “Series A Preferred Stock”),1 needed to approve (i) the conversion of the Senior Subordinated Notes into shares of Series B Preferred Stock and the issuance of shares of the Series B Preferred Stock upon such conversion, (ii) the exercise of the Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock (collectively, the “Stockholder Approval”) prior to such conversion and exercise.

[1]	On December 9, 2003, pursuant to that certain Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Pequot Funds (the “Series A Purchase Agreement”), the Issuer issued and sold to the Pequot Funds (i) shares of Series A Preferred Stock, (ii) warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of shares of Series A Preferred Stock (the “Series A Warrants”), (iii) Secured Subordinated Convertible Promissory Notes (the “Series A Notes”) and (iv) in connection with the issuance of the Series A Notes, additional warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of the Series A Notes (the “Series A Note Warrants”). The Issuer has also issued options to purchase shares of Common Stock (the “Series A Options”) to certain principals of the Pequot Funds. Certain terms of the Series A Preferred Stock are detailed in the Amendment to the Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated May 27, 2004, filed as Exhibit 4.1 to the Issuer’s Form 8-K, dated May 28, 2004. The Pequot Funds’ holdings of, and additional terms of, each of the Series A Purchase Agreement, the Series A Preferred Stock, the Series A Warrants, the Series A Notes, the Series A Note Warrants and the Series A Options are detailed in the Pequot Funds’ Schedule 13D, as amended, as well as the Issuer’s periodic filings with the SEC.

On September 15, 2004, Stockholder Approval was received at the Annual Stockholders’ Meeting of the Issuer. Upon Stockholder Approval, the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock at the Series B Original Issue Price. The Series B Preferred Stock is convertible into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $3.50 (the Series B Original Issue Price) and dividing such result by $2.80 (such price, as adjusted for certain dilutive equity issuances and for stock splits and similar events as provided in Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004, the “Conversion Price”).

Also upon Stockholder Approval, the Common Stock Warrants became exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.

Pursuant to the Series B Purchase Agreement, for so long as the Issuer Option is in effect, the holders of 100% of the shares of Series A Preferred Stock and 100% of the Senior Subordinated Notes or, upon the conversion of the Senior Subordinated Notes on September 15, 2004, 100% of the shares of Series B Preferred Stock, voting together as a single class (as such voting is calculated in the Series B Purchase Agreement), have the right to veto (i) any Issuer Acquisition and (ii) the issuance of any securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, or convertible into securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt (such collective right to veto, the “Veto Right”). If such Veto Right were exercised, the Issuer would not permit the applicable event to occur.

Amended and Restated Stockholders’ Voting Agreement

Concurrently with, and as a condition to, the Investors’ execution of the Series B Purchase Agreement, the Issuer, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul and DRG Irrevocable Trust (collectively, the “Stockholder Parties”) entered into that certain Amended and Restated Stockholders’ Voting Agreement, dated May 28, 2004 (the “Stockholders’ Agreement”), pursuant to which the Stockholder Parties agreed to vote, or cause to be voted, all securities owned by such Stockholder Parties, or over which such Stockholder Parties have voting control, so as to fix the number of directors of the Issuer at nine, and to nominate and elect the following directors to the board of directors of the Issuer (the “Board”):

(i) the Chief Executive Officer of the Issuer, currently Sterling E. Phillips, or if there is no Chief Executive Officer, the Issuer’s President;

(ii) subject to certain conditions set forth in the Stockholders’ Agreement, two directors designated by a Pequot Majority in Interest (as such term is defined in the Stockholders’ Agreement); provided that, if such conditions are not met, the Pequot Majority in Interest would only be entitled to nominate and elect one director, with the remaining director designated by the Nominating Committee of the Board;

(iii) five directors, independent for the purposes of the American Stock Exchange rules, to be nominated by the Nominating Committee of the Board; and

(iv) one non-employee director designated by the Chief Executive Officer of the Issuer (or if there is no Chief Executive Officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

In addition, GEPT and NYL, for so long as they own any type of securities of the Issuer, have the right to designate up to two representatives who are entitled to attend each meeting of the Board or any committee thereof as non-voting observers and receive all communications and other materials provided to the Board, excluding attendance at meetings and/or receipt of information that (i) legal counsel for the Board advises to be improper or (ii) is related to Audit Committee meetings and is impermissible under the applicable rules and regulations of the American Stock Exchange.

In certain circumstances, including the Issuer’s failure to redeem the shares of Series B Preferred Stock as required under the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004 (the “Series B Certificate of Designations”) that is a part of the Issuer’s Certificate of Incorporation, or failure to pay amounts due under the Senior Subordinated Notes, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Investors’ Voting Agreement

Concurrently with the Investors’ execution of the Series B Purchase Agreement, GEPT and NYL entered into that certain Investors’ Voting Agreement, dated as of May 28, 2004 (the “Investors’ Voting Agreement”), pursuant to which (i) for so long as the Issuer Option is in effect, with respect to any matter that is subject to the Veto Right and that is submitted to GEPT and NYL for approval, each of GEPT and NYL agreed to consult with the other regarding such matter and, unless both reach an agreement not to exercise their Veto Right with respect to such matter, each would be obligated to exercise its Veto Right with respect to such matter and (ii) for so long as GEPT and NYL have the right, pursuant to the Stockholders’ Agreement, to designate two representatives (each, a “Representative”) entitled to attend each meeting of the Board or any committee thereof as non-voting observers and to receive all communications and other materials provided to the members of the Board or any committee thereof, each of GEPT and NYL agreed that each would be entitled to designate one such Representative.

Copies of the Series B Purchase Agreement, form of Senior Subordinated Note, form of Common Stock Warrant, Stockholders’ Agreement, Series B Certificate of Designations and Investors’ Voting Agreement are attached hereto as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement or instrument is qualified in its entirety by reference to the corresponding agreement or instrument.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“Items 5(a), (b).

Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares. Each of NYL, NYLGP and NYLCAP beneficially owns 1,500,000 shares of Common Stock, representing 9.0% of the shares of Common Stock, based on the following facts and assumptions:

(i) The Issuer Option has not been exercised and, therefore, no additional Senior Subordinated Notes, shares of Series B Preferred Stock or Common Stock Warrants have been purchased in excess of the initial Senior Subordinated Note, with the initial principal amount of $3.5 million, and the initial Common Stock Warrant, each purchased by NYL on the First Closing Date.

(ii) Upon the Stockholder Approval on September 15, 2004, the outstanding, initial Senior Subordinated Note in the aggregate principal amount of $3.5 million was automatically converted at the Series B Original Issue Price into 1,000,000 shares of Series B Preferred Stock.

(iii) As Stockholder Approval has been obtained by the Issuer, the 1,000,000 shares of Series B Preferred Stock beneficially owned by each of NYL, NYLGP and NYLCAP may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of 1,250,000 shares of Common Stock.

(iv) As Stockholder Approval has been obtained by the Issuer, the initial Common Stock Warrant issued to NYL may be exercised at any time, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 250,000 shares of Common Stock.

Each of NYLIMH and NYLIC expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, NYL, NYLGP and NYLCAP share the power to vote or direct the vote and power to dispose or direct the disposition of 1,500,000 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

Each of NYLIMH and NYLIC expressly disclaims being a member of a “group” (as defined below). Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders’ Agreement, however, a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock. Each of NYL, NYLGP and NYLCAP expressly disclaims beneficial ownership of, or voting or dispositive power over, the 22,562,004 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned “group.”

Item 5(c).

No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through V, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

Item 5(d).

No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

Item 5(e).

Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“In connection with the transactions contemplated by the Series B Purchase Agreement, on the First Closing Date, the Issuer issued to NYL a Senior Subordinated Note in the initial principal amount of $3.5 million and a Common Stock Warrant.

Senior Subordinated Notes

Pursuant to the terms of the Senior Subordinated Notes, the Senior Subordinated Notes bore interest at an annual rate of 7%, payable quarterly in cash or, if the Issuer’s projected available cash for operations for the twelve months following the due date of an interest installment does not meet specified levels or such payment would result in a default under the Issuer’s senior credit facility, accrued and added to the outstanding principal. Upon a payment default, the interest rate on the Senior Subordinated Notes was to be increased to 14% per annum during the term of the default following a five-day cure period. The outstanding principal and accrued interest on the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock upon Stockholder Approval at the Series B Original Issue Price.

If the Senior Subordinated Notes had not been converted into shares of Series B Preferred Stock upon the Stockholder Approval, they would have matured 120 days from the First Closing Date although this 120-day period could have been extended to 180 days from the First Closing Date under certain circumstances prior to the Issuer’s receipt of Stockholder Approval necessary for the conversion (the “Maturity Date”). If Stockholder Approval had not been obtained on or before the Maturity Date, (i) the rate of interest payable on the Senior Subordinated Notes would have increased to 14% per annum and would have continued to increase thereafter at the end of each successive calendar quarter at a rate of .75% (but in no event would have been increased above the rate of interest lawfully payable) for so long as the Senior Subordinated Notes remained unpaid and (ii) the Issuer would have issued to Investors additional Common Stock Warrants to purchase $3.5 million of the Issuer’s shares of Common Stock, exercisable at any time following Stockholder Approval, at an exercise price equal to the Conversion Price. Principal and interest on the Senior Subordinated Notes was not permitted to be prepaid without the prior written consent of the holders of a majority of the then outstanding aggregate principal amount of all Senior Subordinated Notes.

The Issuer’s obligations under the Senior Subordinated Notes were secured by a second lien on all of the assets of the Issuer and its subsidiaries and were guaranteed by the Issuer’s subsidiaries. These obligations were subordinated only to those under the Issuer’s senior credit facility.

During the time that the Senior Subordinated Notes were outstanding, the financial and operational covenants relating to the Senior Subordinated Notes were not more restrictive than those set forth in the agreements executed in connection with the Issuer’s existing and future senior secured indebtedness.

Series B Preferred Stock

The shares of Series B Preferred Stock were issued to the Investors upon the receipt of the Stockholder Approval on September 15, 2004. The shares of Series B Preferred Stock rank senior to the Issuer’s existing shares of Series A Preferred Stock. The shares of Series B Preferred Stock bear a cumulative annual dividend of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock), payable quarterly beginning on June 20, 2004. The dividends are payable in cash unless, at any time after the Issue Date, (i) the Issuer’s projected available cash for operations for the twelve months following the due date of a dividend payment is less than $1,000,000 in excess of business projections approved by the Board for such twelve-month period or (ii) such dividend payment in cash would result in an event of default under the Issuer’s senior credit facility, in which case the dividend may be paid (at the option of the Issuer) in additional shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock).

Upon any liquidation, dissolution or winding up of the Issuer, holders of the shares of Series B Preferred Stock will be entitled to receive, in preference to holders of shares of Series A Preferred Stock and Common Stock, out of the Issuer’s assets available for stockholder distributions, an amount per share equal to the Series B Original Issue Price plus any accrued but unpaid dividends thereon. Certain mergers, acquisitions or asset sales involving the Issuer are treated as a liquidation event unless the holders of 66 2/3% of the then outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, elect not to treat such transactions as liquidation events.

The shares of Series B Preferred Stock are convertible into shares of Common Stock at any time at the election of its holders at the Conversion Price, provided that if Stockholder Approval for the conversion of the Senior Subordinated Notes had occurred during certain uncured events of default, the Conversion Price would not have been subject to the $2.80 floor price.

The shares of Series B Preferred Stock will convert into shares of Common Stock if (i) any time following eighteen months after the Issue Date, the average closing price of the Common Stock over a twenty consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for certain dilutive equity issuances and for stock splits and similar events related to the Series B Preferred Stock) and (ii) the Issuer elects for the shares of Series B Preferred Stock to be converted. In addition, the shares of Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within sixty days of delivery of such offer, to purchase shares of the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted) also will convert into shares of Common Stock if the Issuer elects for such shares of Series B Preferred Stock to be converted. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock upon the agreement of the holders of 75% of the shares of Series B Preferred Stock. In each case, the shares of Series B Preferred Stock would convert using the Conversion Price.

Holders of two-thirds of the shares of Series B Preferred Stock may require the Issuer to redeem the outstanding shares of Series B Preferred Stock in four equal quarterly installments any time on or after the fourth anniversary of the Issue Date at the Series B Original Issue Price plus accrued but unpaid dividends.

Holders of shares of Series B Preferred Stock are entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including certain changes to the Issuer’s Certificate of Incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the shares of Series B Preferred Stock and Series A Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. In addition, as long as the Issuer Option is in effect, holders of 100% of the shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, shall have the right to veto (i) any Issuer Acquisition, and (ii) the issuance of any securities ranking senior to or pari passu with the shares of Series A Preferred Stock or Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt.

These and other terms and provisions of the Series B Preferred Stock are set forth in the Series B Certificate of Designations. In order to provide the Investors the rights set forth in the Series B Certificate of Designations, the Issuer also has amended its Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock.

Common Stock Warrants

The Common Stock Warrants issued on the First Closing Date will expire on May 28, 2014. They were not exercisable at the time of issuance. Upon Stockholder Approval, the Common Stock Warrants became exercisable at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

Registration Rights

In connection with the Series B Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with the Investors, dated May 28, 2004 (the “Registration Rights Agreement”), pursuant to which, within thirty days following the Issue Date and each subsequent closing under the Series B Purchase Agreement following the exercise of the Issuer Option, the Issuer will be required to file a registration statement on Form S-3 registering the resale of the shares of Common Stock underlying the shares of Series B Preferred Stock and the Common Stock Warrants, and all other shares of Common Stock owned from time to time by the Investors. The Issuer will be required to keep such registration statement effective until all the shares of Common Stock registered thereunder are sold or the holders are entitled to sell such shares of Common Stock under Rule 144(k) under the Securities Act of 1933. The Registration Rights Agreement also provides Investors with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

Co-Sale Agreement

In connection with the Series B Purchase Agreement, the Issuer and the Investors entered into that certain Co-Sale Agreement, dated as of May 28, 2004 (the “Co-Sale Agreement”).

The Co-Sale Agreement provides that, for so long as any Investor holds any Senior Subordinated Notes, shares of Series B Preferred Stock, Common Stock Warrants or shares of

Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer’s capital stock (collectively, the “Co-Sale Securities”), each such Investor (a “Transferring Investor”) desiring to transfer any Co-Sale Securities (other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates) must give each other Investor (the “Other Investors”) and the Issuer written notice of the terms and conditions of any proposed bona fide and arm’s length sale at least twenty days prior to any such transfer. The Other Investors may elect to participate in such proposed transfer within ten business days of receiving notice of the transfer (such Other Investors so electing, the “Electing Other Investors”), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

The Transferring Investor is not permitted to transfer any Co-Sale Securities to any prospective transferee unless (x) such prospective transferee allows the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty days after the expiration of the ten business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

Copies of the Registration Rights Agreement and Co-Sale Agreement are attached hereto as Exhibits 7 and 8, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement is qualified in its entirety by reference to the corresponding agreement.”

Item 7. Materials to be Filed as Exhibits.

All exhibits to Schedule 13D are hereby incorporated by reference.

Schedule III

Schedule III of the Schedule 13D is hereby deleted in its entirety and the revised version thereof attached hereto is inserted in lieu thereof.

Schedule IV

Schedule IV of the Schedule 13D is hereby deleted in its entirety and the revised version thereof attached hereto is inserted in lieu thereof.

Schedule V

Schedule V of the Schedule 13D is hereby deleted in its entirety and the revised version thereof attached hereto is inserted in lieu thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2004

NEW YORK LIFE CAPITAL PARTNERS II, L.P.

By:	NYLCAP Manager LLC, its Investment Manager

By:	/s/ James M Barker V
Name:	James M. Barker V
Title:	Vice President

NEW YORK LIFE CAPITAL PARTNERS II, L.L.C.

By:	/s/ James M Barker V
Name:	James M. Barker V
Title:	Principal

NYLCAP MANAGER LLC

By:	/s/ James M Barker V
Name:	James M. Barker V
Title:	Vice President

NEW YORK LIFE INVESTMENT MANAGEMENT HOLDINGS LLC

By:	/s/ Gary E. Wendlandt
Name:	Gary E. Wendlandt
Title:	Chairman and Chief Executive Officer

NEW YORK LIFE INSURANCE COMPANY

By:	/s/ William Y. Cheng
Name:	William Y. Cheng
Title:	Vice President

Schedule III

NYLCAP Manager LLC

The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Manager	Present Principal Occupation

Gary E. Wendlandt	Chairman and Chairman of the Compensation Committee of NYLCAP, Chairman, Chief Executive Officer and Manager of NYLIMH and Executive Vice President in charge of Investment Management of NYLIC

Steven M. Benevento	Manager and Executive Vice President of NYLCAP and Principal of NYLGP

Adam G. Clemens	Executive Vice President, Chief Operating Officer and Manager of NYLCAP and Principal of NYLGP

John A. Cullen	Manager and Chairman of the Audit Committee of NYLCAP and Senior Vice President, Controller and Chief Accounting Officer of NYLIC

Frank J. Ollari	Manager of NYLCAP, Executive Vice President of NYLIMH and Senior Vice President of NYLIC

Anne F. Pollack	Manager and Member of the Audit Committee of NYLCAP and Senior Vice President and Chief Investment Officer of NYLIC

John E. Schumacher	President, Chief Executive Officer, Manager, and Member of the Compensation Committee of NYLCAP and Principal of NYLGP

Citizenship of all Managers

U.S.A.

Executive Officer	Present Principal Occupation

John E. Schumacher	President, Chief Executive Officer, Manager, and Member of the Compensation Committee of NYLCAP and Principal of NYLGP

Adam G. Clemens	Executive Vice President, Chief Operating Officer and Manager of NYLCAP and Principal of NYLGP

Thomas M. Haubenstricker	Executive Vice President of NYLCAP

Steven M. Benevento	Manager and Executive Vice President of NYLCAP and Principal of NYLGP

James M. Barker V	Vice President of NYLCAP and Principal of NYLGP

S. Thomas Knoff	Vice President of NYLCAP

Nancy Scotton	Chief Financial Officer of NYLCAP

Robert A. Anselmi	Secretary of NYLCAP, Secretary of NYLIMH and Senior Vice President of NYLIC

Martin H. Hack	Assistant Secretary of NYLCAP and Assistant Secretary of NYLIMH

Barbara T. Friedman	Assistant Secretary of NYLCAP

Citizenship of all Executive Officers

U.S.A.

Schedule IV

New York Life Investment Management Holdings LLC

The names, business addresses and principal occupations of the Managers of New York Life Investment Management Holdings LLC are as follows:

Manager	Business Address	Present Principal Occupation

Ravi Akhoury	MacKay Shields 9 West 57th Street, 33rd Floor New York, N.Y. 10019	Manager and Vice Chairman of NYLIMH, Chairman and Chief Executive Officer of MacKay Shields

Brian A. Murdock	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Manager and President of NYLIMH, Senior Vice President of NYLIC

Michael E. Sproule	51 Madison Avenue New York, N.Y. 10010	Manager of NYLIMH and Executive Vice President and Chief Financial Officer of NYLIC

Seymour Sternberg	51 Madison Avenue New York, N.Y. 10010	Manager of NYLIMH, Chairman and Chief Executive Officer of NYLIC

Gary E. Wendlandt	51 Madison Avenue New York, N.Y. 10010	Chairman, Chief Executive Officer and Manager of NYLIMH, Executive Vice President in charge of Investment Management of NYLIC and Chairman and Chairman of the Compensation Committee of NYLCAP

Citizenship of all Managers

U.S.A.

The names, business addresses and principal occupations of the Executive Officers of New York Life Investment Management Holdings LLC are as follows:

Executive Officer	Business Address	Present Principal Occupation

Gary E. Wendlandt	51 Madison Avenue New York, N.Y. 10010	Chairman, Chief Executive Officer and Manager of NYLIMH, Executive Vice President in charge of Investment Management of NYLIC, and Chairman and Chairman of the Compensation Committee of NYLCAP

Ravi Akhoury	MacKay Shields 9 West 57th Street, 33rd Floor New York, N.Y. 10019	Manager and Vice Chairman of NYLIMH, Chairman and Chief Executive Officer of MacKay Shields

Brian A. Murdock	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Manager and President of NYLIMH, Senior Vice President of NYLIC

Patrick G. Boyle	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Executive Vice President of NYLIMH and Senior Vice President of NYLIC

Frank J. Ollari	51 Madison Avenue New York, N.Y. 10010	Executive Vice President of NYLIMH, Manager of NYLCAP and Senior Vice President of NYLIC

Allison Micucci	51 Madison Avenue New York, N.Y. 10010	Managing Director and Chief Compliance Officer of NYLIMH

Robert A. Anselmi	51 Madison Avenue New York, N.Y. 10010	Secretary of NYLIMH, Secretary of NYLCAP and Senior Vice President of NYLIC

Martin H. Hack	51 Madison Avenue New York, N.Y. 10010	Assistant Secretary of NYLIMH and Assistant Secretary of NYLCAP

Richard B. Leber	51 Madison Avenue New York, N.Y. 10010	Assistant Secretary of NYLIMH and Vice President and Associate General Counsel of NYLIC

Citizenship of all Officers

U.S.A.

Schedule V

New York Life Insurance Company

The business address of each of the Executive Officers listed below is 51 Madison Avenue, New York, New York 10010.

Executive Officer	Present Principal Occupation

Seymour Sternberg	Chairman of the Board and Chief Executive Officer of NYLIC and Manager of NYLIMH

Frederick J. Sievert	President of NYLIC

Gary G. Benanav	Vice Chairman of NYLIC

Phillip J. Hildebrand	Executive Vice President and Co-Head of Life and Annuity of NYLIC

Theodore A. Mathas	Executive Vice President and Co-Head of Life and Annuity of NYLIC

Michael E. Sproule	Executive Vice President and Chief Financial Officer of NYLIC and Manager of NYLIMH

Gary E. Wendlandt	Executive Vice President in charge of Investment Management of NYLIC, Chairman, Chief Executive Officer and Manager of NYLIMH and Chairman and Chairman of the Compensation Committee of NYLCAP

Frank M. Boccio	Senior Vice President and Chief Administrative Officer of Life and Annuity of NYLIC

Joseph S. Calhoun III	Senior Vice President and Treasurer of NYLIC

Eric B. Campbell	Senior Vice President of NYLIC

Judith E. Campbell	Senior Vice President and Chief Information Officer of NYLIC

Jessie M. Colgate	Senior Vice President in charge of the Office of Governmental Affairs of NYLIC

John A. Cullen	Senior Vice President, Controller and Chief Accounting Officer of NYLIC and Manager and Chairman of the Audit Committee of NYLCAP

Sheila K. Davidson	Senior Vice President and General Counsel of NYLIC

Solomon Goldfinger	Senior Vice President and Chief Financial Officer of Life and Annuity of NYLIC

Gideon A. Pell	Senior Vice President and Chief Risk Officer of NYLIC

Anne F. Pollack	Senior Vice President and Chief Investment Officer of NYLIC and Manager and Member of the Audit Committee of NYLCAP

Robert L. Smith	Senior Vice President in charge of Special Markets of NYLIC

Joel M. Steinberg	Senior Vice President and Chief Actuary of NYLIC

Susan A. Thrope	Senior Vice President, Deputy General Counsel and Secretary of NYLIC

Thomas J. Warga	Senior Vice President, General Auditor and Chief Privacy Officer of NYLIC

Brian A. Murdock	Senior Vice President, Manager and President of NYLIMH

Citizenship of all Executive Officers

Gideon A. Pell	United Kingdom
All Others	U.S.A.

The names and principal occupations of the Directors of New York Life Insurance Company are as follows. The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Director	Present Principal Occupation
Betty C. Alewine	Director, Vice Chairwoman of the Audit Committee and Member of the Investment and Governance Committees of NYLIC, Director of Rockwell Automation Corp., The Brink’s Company, the Cancer Research Foundation of America and the National Symphony Orchestra, Vice Chairman of the Kennedy Center Corporate Fund and a Member of the Inter-American Development Bank Advisory Council
Robert M. Baylis	Director, Chairman of the Investment Committee and a Member of the Audit and Insurance& Operations Committees of NYLIC, Director of Host Marriott Corporation, Covance Inc., Gildan Activewear, Inc., PartnerRe Ltd., the Rubin Museum of Art and The International Forum, Overseer of the University of Pennsylvania Museum, and Member of the Advisory Council of the Economics Department of Princeton University, the New York Society of Security Analysts and the National Association of Business Economists
Gary G. Benanav	Director, Vice Chairman and Member of the Insurance & Operations and the Executive Management Committees of NYLIC, Chairman, President and Chief Executive Officer of New York Life International, LLC, Director of the Barnes Group, Inc. and Express Scripts, Inc., Chairman of the Pacific Basin Economic Council—U.S. and Member of the APEC Business Advisory Council
James L. Broadhead	Director, Chairman of the Audit Committee and Member of the Corporate Organization & Compensation and Governance Committees of NYLIC, Director of The Brink’s Company and Trustee Emeritus of Cornell University
Kent B. Foster	Director, Chairman of the Corporate Organization & Compensation Committee and Member of the Audit and Governance Committees, Chairman and Chief Executive Officer of Ingram Micro Inc. and Director of J.C. Penney Company and the Campbell Soup Company

Director	Present Principal Occupation
Christina A. Gold	Director and Member of the Audit, Insurance & Operations and Corporate Organization & Compensation Committees of NYLIC, President of Western Union Financial Services, Inc., Senior Executive Vice President of the First Data Corporation, Director of ITT Industries, Inc., the Torstar Corporation, the Conference Board of Canada, the Direct Selling Education Foundation in Washington, D.C. and the National Executive Service Corporation, Trustee and Vice Chairman of the U.S. Conference Board, Co-Chair of the Domestic Strategy Group of the Aspen Institute and Member of the President’s Advisory Council of Carleton College
Conrad K. Harper	Director, Vice Chairman of the Governance Committee and Member of the Investment Committee of NYLIC, Of Counsel to Simpson Thacher & Bartlett LLP, Member of the Permanent Court of Arbitration at The Hague and the Harvard Corporation, First Vice President of the American Law Institute, Trustee of the William Nelson Cromwell Foundation, the Lawyer’s Committee for Civil Rights Under Law and the Metropolitan Museum of Art, Fellow of the American College of Trial Lawyers and the American Academy of Arts and Sciences and Director of the Public Service Enterprise Group Incorporated and the American Arbitration Association and a Member of the Executive Committee of the American Arbitration Association
Leslie G. McCraw, Jr.	Director, Chairman of the Insurance & Operations Committee and Member of the Corporate Organization & Compensation and Investment Committees of NYLIC, Director of MateriaLink.com, Inc., the Peace Center for the Performing Arts, South Carolina Governor’s School for the Arts and Humanities Foundation, Greenville Symphony Endowment Fund, Inc. and Ronald McDonald House Charities of the Carolinas, Inc., Life Trustee of Clemson University and Member of the Board of Governors of the Commerce Club and the Palmetto Business Forum
Hector R. Ortino	Director and Member of the Audit, Insurance & Operations and Investment Committees of NYLIC, Chairman and Chief Executive Officer of Ferro Corporation, Director of Parker Hannifin Corporation and Cleveland Tomorrow, Member of the Ohio Business Roundtable and Trustee of the Playhouse Square Foundation, the Musical Arts Association (Cleveland Orchestra) and United Way Services of Greater Cleveland

Director	Present Principal Occupation
Richard R. Pivirotto	Director, Chairman of the Governance Committee, Vice Chairman of the Investment Committee and Member of the Corporate Organization & Compensation Committee of NYLIC, Director of General American Investors Company, Inc., Immunomedics, Inc. and the Greenwich Bank and Trust Company, Trustee of Greenwich Hospital and the General Theological Seminary and Trustee Emeritus of Princeton University
Admiral Joseph W. Prueher	Director, Member of the Corporate Organization & Compensation, Governance and Insurance & Operations Committees of NYLIC, Director of Fluor Corporation, Merrill Lynch & Co. and Emerson Electric Co. and Member of the Board of Governors of the Nature Conservancy
Frederick J. Sievert	Director, President and Member of the Investment and Insurance & Operations Committees of NYLIC, Fellow of the Society of Actuaries, Member of the American Academy of Actuaries and Director of the American College and the LIFE Foundation
Seymour Sternberg	Director, Chairman, Chief Executive Officer and Member of the Investment and Insurance & Operations Committees of NYLIC, Director of Express Scripts, Inc., Member of The Business Roundtable and its Task Forces on International Trade and Investment, Security and Fiscal Policy, Board Member of the U.S. Chamber of Commerce, the Partnership for New York City and the U.S.-China Business Council, Chairman of the CUNY Business Leadership Council, Trustee of Big Brothers Big Sisters of New York City and Hackley School in Tarrytown, New York, Vice Chairman of the Kennedy Center Corporate Fund, Member of the Leadership Committee of the Lincoln Center Consolidated Corporate Fund and Member of the Board of Governors of the United Way of Tri-State
Frederick O. Terrell	Director and Member of the Insurance & Operations, Investment and Corporate Organization & Compensation Committees of NYLIC, Founder, Managing Partner and Chief Executive Officer of Provender Capital Group, LLC, General Partner of Provender Opportunities Fund LP, Chairman of Carver Bancorp, Inc., Director of WellChoice, Inc., Member of the Board of Advisors of the Yale School of Management and the CORO Foundation

Citizenship of Directors

Christina A. Gold	Canada
All Others	U.S.A

.